Exhibit 12.1
STATEMENT OF COMPUTATION OF RATIOS
     The following table sets forth the computation of ratios of earnings to fixed charges of NGAS Resources, Inc. for the periods indicated.

	Year Ended December 31,
	2006	2005	2004	2003	2002

Pre-tax income	$6,146,462	$2,819,191	$3,505,456	$4,062,237	$634,950
Fixed charges(1)	4,865,403	1,987,602	762,745	543,077	276,787

Earnings	$11,011,865	$4,806,793	$4,268,201	$4,605,314	$911,737

Fixed charges:
Interest	$4,321,815	$1,725,250	$682,235	$493,441	$249,267
Amortization of financing costs	543,588	262,352	80,510	49,636	27,520

Fixed charges	$4,865,403	$1,987,602	$762,745	$543,077	$276,787

Ratio of earnings to fixed charges	2.26	2.42	5.60	8.48	3.29

(1)	For purposes of this computation, “earnings” include income before income taxes and fixed charges. “Fixed charges” include interest, whether expensed or capitalized, and the portion of rental expense that represents the interest factor in these rentals.